SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS, S.A.

21 April 2006

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 7 ON THE AGENDA:
(To resolve on the acquisition and disposal of own shares, including the acquisition in connection with the share buyback programme)

Whereas:

A) It is convenient for the Company to be able to continue to make use, under general terms, of the possibilities inherent in share buyback transactions;

B) That same interest exists as well with regard to dependent companies, which may even be bound, notably under their own issuances of securities, to acquire or dispose of shares of the Company, which, without prejudice to the provisions of article 319-3 of the Portuguese Companies Code, it is also convenient to provide for;

C) The Board of Directors made public its intention of developing a share buyback programme;

D) Commission Regulation no. (EC) 2273/2003 of 22 December 2003 established a special system of rules containing, namely, exemption requirements from the general regime governing market abuse for certain share buyback programmes, which requirements it is advisable to take into account even in the case of acquisitions not within the scope of the programmes covered by those regulations;

We propose that it be resolved:

1) To approve the acquisition by the Company, or by any dependent companies, present or future, of own shares, including any rights to the acquisition or allocation thereof, subject to a decision by the management body of the acquiring company, and under the following terms:

a)	Maximum number of shares to be acquired:
Up to a limit equivalent to ten percent of the share capital, deducting any disposals made, without prejudice to such quantity as may be required for compliance with the acquirer’s obligations under law, contract or issuances of securities, or arising from any contractual obligation to implement the Company’s stock option plan, subject, if applicable, to subsequent disposal, as established by law, of such shares as may exceed said limit, and without prejudice to the acquisition of own shares for the purpose of implementing a resolution for a capital reduction as provided for under item 8 on the agenda, in which case the specific limits stipulated in the reduction resolution shall apply;

Subject to the requirements established by law and in this resolution, acquisition made by the Board of Directors within the framework of a share buyback programme is hereby approved, such acquisition to be made in any of the forms provided for under this resolution, namely under paragraph 1(c);

b)	Term during which the acquisition may be made:	Eighteen months beginning on the date of this resolution;

c)	Forms of acquisition:
Subject to the terms and mandatory limits established by law, acquisition of shares, or rights of acquisition or allocation of shares, for consideration, in any form, on a stock exchange, and over-the-counter acquisition, in compliance with the principle of equality of shareholders as established by law, namely from a financial institution with which the Company has entered into an equity swap agreement or other similar instruments, or any other acquisition for the purpose of, or by virtue of, complying with an obligation established by law or contract, or conversion or exchange of convertible or exchangeable securities issued by the Company or a dependent company, in accordance with the relevant terms of issue or any contracts implemented with regard to such conversion or exchange;

d)	Minimum and maximum consideration for the acquisitions:
The consideration of the acquisition should fall within an interval of fifteen percent less than the lowest trading price and fifteen percent more than the average trading price, respectively, of the shares to be purchased on the domestic stock exchanges during the 5 stock exchange sessions immediately preceding the date of acquisition or the creation of the right of acquisition or allocation of shares, or should correspond to the acquisition price resulting from any contracted financial instruments, to the terms of issue, by the Company or any dependent company, of securities convertible in or exchangeable for Company shares, or to contracts entered into in connection with such conversions or exchanges;

e)	Time of acquisition:
To be determined by the management body of the acquiring company, taking into account the situation of the securities market and the convenience or obligations of the purchaser, the Company or any of its dependent companies, and to be carried out one or more times and in such proportions as the said management body may stipulate.

2) To approve the disposal of own shares that may have been acquired, subject to a resolution of the disposing Company’s management body, and on the following terms:

a)	Minimum number of shares to be disposed of:
The number corresponding to the minimum block of shares which at the time of disposal is legally stipulated for the shares of the Company, or such lesser quantity as may be sufficient to fulfil any obligation undertaken by virtue of law, contract or issuance of other securities;

b)	Term during which the disposal may take place:	Eighteen months beginning on the date of this resolution;

c)	Form of disposal:
Subject to the terms and mandatory limits established by law, disposal for consideration in any form, notably by sale or exchange, to be made on a stock exchange or over-the-counter to certain entities designated by the disposing company’s management body, in compliance with the principle of equality of shareholders as established by law, namely to financial institutions counter-parties to equity swap agreements or other similar agreements, or free disposal within the framework of an allocation to employees, with a total maximum limit equal to the sum corresponding to 50 shares per employee or where the disposal is decided within the framework of, or in connection with, a proposal of application of profits or distribution of reserves in kind, without prejudice to, in the case of any disposal in fulfilment of an obligation or arising from the issuance of other securities by the Company or a dependen t company, or of contracts related to such issue, or contractual bond to implement the stock option plan of the Company, to be carried out in accordance with the applicable terms and conditions;

d)	Minimum price:
Consideration of no more than fifteen percent below the average trading price on the domestic stock exchanges of the shares to be disposed during the 5 exchange sessions immediately preceding the date of disposal, or such price as may be stipulated or result from the terms and conditions of issuance of other securities, namely convertible or exchangeable securities, or from any contract entered into in connection with such issuance, conversion or exchange, in the case of a disposal arising therefrom;

e)	Time of disposal:
To be determined by the management body of the disposing company, taking into account the situation of the securities market and the convenience or obligations of the disposing company, the Company or any of its dependent companies, and made in one or more times and in such proportions as such management body may stipulate.

3) To approve that an indication be conveyed to the Board of Directors, without prejudice to its freedom of decision and action within the framework of the resolutions of paragraphs 1 and 2, that it take into account, depending on the circumstances that the Board deems relevant (and, especially, as regards acquisitions comprised in buy-back programmes aimed at the satisfaction of conversion rights of bonds or other securities, or stock options or similar rights, or others that may be the subject of the Regulation referred to in the Whereas clauses), in addition to the recommendations of the Portuguese Securities Commission (Comissão do Mercado de Valores Mobiliários) in force from time to time, the following practices advisable as regards the acquisition and disposal of own shares under the authorizations granted in accordance with the foregoing paragraphs:

a) Disclosure to the public, before the beginning of the acquisition and disposal transactions, of the content of the preceding authorization, in particular, its goal, the maximum value of the acquisition, the maximum number of shares to be acquired and the term authorized for such purpose;

b) Record keeping of each transaction carried out within the framework of the preceding authorizations;

c) Public disclosure of the transactions carried out until the end of the seventh day of the trading session following the date on which such transactions take place;

d) Carrying out the transactions under conditions of time, form and volume that do not disturb the regular operation of the market, notably seeking to avoid it at sensitive times for trading, in particular, at the opening and closing of the session, at times of market disturbance, at times close to the disclosure of material events or of the disclosure of results;

e) Carrying out of the acquisitions at a price not exceeding the highest of the last independent transaction or the highest independent offer at the time of acquisition on the official listings of Euronext Lisbon;

f) Limiting the acquisitions to 25% of the daily average trading volume, or to 50% of such volume if communicated to the competent authority and disclosed to the market;

g) Refraining from disposal during any carrying out of a buy-back programme covered by the Regulation mentioned in the Whereas clauses.

For such purpose, the Board of Directors may organize the separation of the acquisitions and their respective systems of rules, notably according to the programme in which they are included, and provide information regarding such separation in the relevant public disclosure.

Lisbon, 6 March 2006

The Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2006

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.